Exhibit 99.6

SATYAM COMPUTER SERVICES LIMITED

INDEX TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Balance Sheets as of December 31, 2004 and 2003 (unaudited) and March 31, 2004	F-2
Consolidated Statements of Income for the nine months ended December 31, 2004 and 2003 (unaudited) and for the year ended March 31, 2004	F-3
Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the nine months ended December 31, 2004 (unaudited) and for the year ended March 31, 2004	F-4
Consolidated Statements of Cash Flows for the nine months ended December 31, 2004 and 2003 (unaudited) and for the year ended March 31, 2004	F-6
Notes to the Consolidated Financial Statements	F-7

Satyam Computer Services Limited
Consolidated Balance Sheets
(Thousands of US Dollars except per data and as stated otherwise)

	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$103,510	$69,002	$86,730
Investments in bank deposits	181,330	—	332,133
Accounts receivable, net of allowance for doubtful debts	156,597	116,375	133,827
Unbilled revenue on contracts	10,307	4,613	2,749
Deferred income taxes	8,760	5,040	6,081
Prepaid expenses and other receivables	29,605	14,693	32,905

Total current assets	490,109	209,723	594,425
Investments	—	1,324	2,793
Investments in bank deposits	218,281	316,456	—
Investments in associated companies	23,812	23,832	24,274
Premises and equipment, net	79,858	65,271	68,466
Goodwill, net	15,583	14,802	15,536
Other assets	10,959	22,528	8,274

Total assets	838,602	653,936	713,768

Liabilities and shareholders’ equity
Current liabilities
Short-term and current portion of long-term debts	3,199	1,304	2,356
Accounts payable	8,118	10,059	8,383
Accrued expenses and other current liabilities	61,774	47,783	46,674
Unearned and deferred revenue	10,057	1,149	1,883

Total current liabilities	83,148	60,295	59,296

Long-term debts, excluding current portion	1,198	2,673	1,826
Deferred income taxes	9,014	8,108	8,757

Total liabilities	93,360	71,076	69,879

Contingencies and Commitments (Note No. 17)

Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.22) per equity share,	20,000	10,000	10,000
(100 million preference shares authorized, 91,009,999 and 45,669,999 preference shares issued as of December 31, 2004, and 2003 (unaudited) respectively and 45,669,999 preference shares as of March 31, 2004)

Shareholders’ equity
Common stock – par value Rs.2 (US$0.04)* per equity share	17,336	17,206	17,222
(375 million equity shares authorized, 318,854,249 and 315,892,847 equity shares issued as of December 31, 2004 and 2003 (unaudited) respectively and 316,251,710 equity shares as of March 31, 2004)
Additional paid-in capital	431,390	413,822	416,176
Shares subscribed but unissued	101	230	43
Deferred stock-based compensation	(679)	(111)	(13)
Retained earnings	243,209	143,117	172,825
Accumulated other comprehensive income/(loss)	35,409	408	29,380

	726,766	574,672	635,633
Shares held by the SC-Trust under associate stock option plan	(1,524)	(1,812)	(1,744)
(1,475,640 and 1,753,920 equity shares as of December 31, 2004 and 2003 (unaudited) respectively and 1,687,680 as of March 31, 2004)

Total shareholders’ equity	725,242	572,860	633,889

Total liabilities and shareholders’ equity	$838,602	$653,936	$713,768

*	The par value in US$ has been converted at the closing rate as of December 31, 2004, 1US$ = Rs 43.27

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Income
(Thousands of US Dollars except per data and as stated otherwise)

			Year ended
	Nine months ended December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Revenues	$568,595	$401,393	$566,372
Cost of revenues
(Includes deferred stock-based compensation of US$671 and US$553 for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$853 for the year ended March 31, 2004)	(358,124)	(246,174)	(343,596)

Gross profit	210,471	155,219	222,776
Selling, general and administrative expenses (Includes deferred stock-based compensation of US$872 and US$508 for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$772 for the year ended March 31, 2004)	(93,935)	(68,971)	(101,627)

Operating income	116,536	86,248	121,149
Interest income	16,026	14,988	20,309
Interest expense	(321)	(364)	(471)
Gain on sale of shares in associated companies/other investments	66	2,621	2,652
Gain/(loss) on foreign exchange transactions	(4,668)	(3,657)	(8,874)
Other income/(expense), net	10	2,065	2,270

Income before income taxes and equity in share of losses of associated companies	127,649	101,901	137,035
Income taxes	(19,040)	(16,767)	(22,544)

Income before equity in share of losses of associated companies	108,609	85,134	114,491
Equity in share of losses of associated companies, net of taxes	(619)	(2,982)	(2,631)

Net income	$107,990	$82,152	$111,860

Earnings per share:
Basic	$0.34	$0.26	$0.36
Diluted	$0.33	$0.24	$0.35
Weighted average number of shares used in computing earnings per share – (in thousands)
Basic	315,722	312,740	313,155
Diluted	324,119	338,018	317,057

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per data and as stated otherwise)

				Shares			Accumulated
			Additional	subscribed	Deferred	Retained	other	Shares	Total
	Common Stock		paid-in	but	stock-based	earnings/	comprehensive	held by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	(deficit)	income/(loss)	SC-Trust	Equity
Balance as of March 31, 2003	314,542,800	$17,146	$406,704	—	$(876)	$87,138	$(20,113)	$(2,283)	$487,716
Net income	—	—	—	—	—	111,860	—	—	111,860
Other comprehensive income				—
Gain on foreign currency translation	—	—	—	—	—	—	49,493	—	49,493
Total Comprehensive income	—	—	—	—	—	—	—	—	161,353
Issuance of common stock	1,708,910	76	8,309	—	—	—	—	—	8,385
Shares subscribed but unissued	—	—	—	$43	—	—	—	—	43
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	15	—	—	—	—	—	15
Deferred stock-based compensation	—	—	762	—	(762)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1,625	—	—	—	1,625
Shares transferred by SC-Trust to employees	—	—	386	—	—	—	—	539	925
Cash dividend paid at the rate of US$0.08 per share	—	—	—	—	—	(26,173)	—	—	(26,173)

Balance as of March 31, 2004	316,251,710	$17,222	$416,176	$43	$(13)	$172,825	$29,380	$(1,744)	$633,889

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Thousands of US Dollars except per data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred	Retained	other	Shares	Total
	Common Stock		paid-in	subscribed	stock-based	earnings/	comprehensive	held by	Shareholders’
	Shares	Par Value	capital	but unissued	compensation	(deficit)	income/(loss)	SC-Trust	Equity
Balance as of March 31, 2004	316,251,710	$17,222	$416,176	$43	$(13)	$172,825	$29,380	$(1,744)	$633,889
Net income	—	—	—	—	—	107,990	—	—	107,990
Other comprehensive income/(loss)
Gain on foreign currency translation	—	—	—	—	—	—	6,029	—	6,029
Total Comprehensive income									114,019
Issuance of common stock	2,602,539	114	12,553	(43)	—	—	—	—	12,624
Shares subscribed but unissued	—	—	—	101	—	—	—	—	101
Gain on dilution of interest in associate company on its issuance of new shares, net of taxes	—	—	252	—	—	—	—	—	252
Deferred stock-based compensation	—	—	2,209	—	(2,209)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	1,543	—	—	—	1,543
Shares transferred by SC-Trust to employees	—	—	200	—	—	—	—	220	420
Cash dividend paid at the rate of US$0.12 per share	—	—	—	—	—	(37,606)	—	—	(37,606)

Balance as of December 31, 2004 (unaudited)	318,854,249	$17,336	$431,390	$101	$(679)	$243,209	$35,409	$(1,524)	$725,242

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cash Flows
(Thousands of US Dollars except per data and as stated otherwise)

	Nine months ended December 31		Year ended
	2004	2003	March 31, 2004
	(unaudited)	(unaudited)
Cash Flows From Operating Activities
Net income	$107,990	$82,152	$111,860
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,244	18,635	24,397
Deferred stock-based compensation	1,543	1,061	1,625
Deferred income taxes	(1,485)	(714)	(1,016)
Gain on sale of shares in associated companies/other investments	(66)	(2,621)	(2,652)
Loss on sale of premises and equipment	221	221	265
Equity in share of losses of associated companies, net of taxes	619	2,982	2,631
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue on contracts	(28,322)	(13,305)	(22,510)
Prepaid expenses and other receivables, net	3,388	(7,171)	(24,710)
Other assets, net	(2,055)	(10,492)	4,974
Accounts payable	(360)	(2,065)	(4,151)
Accrued expenses and other current liabilities	13,520	2,102	(1,500)
Unearned and deferred revenue	7,839	(650)	(2)

Net cash provided by operating activities	121,076	70,135	89,211

Cash Flows From Investing Activities
Investments in bank deposits	(64,106)	(45,406)	(45,406)
Purchase of premises and equipment	(27,658)	(11,342)	(16,745)
Proceeds from sale of premises and equipment	227	100	156
Purchase of investments	(7,555)	(1,970)	(4,181)
Proceeds from sale of shares in associated companies/other investments	10,198	5,128	6,024

Net cash used in investing activities	(88,894)	(53,490)	(60,152)

Cash Flows From Financing Activities
Repayments of short-term debts	—	(2,500)	(2,500)
Proceeds from long-term debts	175	1,705	1,768
Repayment of long-term debts	(1,655)	(2,873)	(3,350)
Issuance of common stock	13,044	7,338	9,310
Shares subscribed but unissued	101	230	43
Issuance of Preferred stock by subsidiary, net of issuance cost	9,512	9,441	9,441
Cash dividends paid	(37,606)	(26,173)	(26,173)

Net cash provided by/(used in) financing activities	(16,429)	(12,832)	(11,461)
Effect of exchange rate changes on cash and cash equivalents	1,027	2,987	6,930

Net change in cash and cash equivalents	16,780	6,800	24,528

Cash and cash equivalents at the beginning of the period/year	86,730	62,202	62,202

Cash and cash equivalents at end of the period/year	$103,510	$69,002	$86,730

Supplementary information:
Cash paid during the period/year for:
Income taxes	$17,713	$24,274	$31,877
Interest	321	364	471
Non-cash items:
Capital leases and hire purchase	$1,673	$896	$1,318

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

1.	Description of Business

Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services, Internet services, Business Process Outsourcing (“BPO”) services and developing software products. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai and Germany. Satyam offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Sify Limited (formerly “Satyam Infoway Limited” hereinafter referred to as “Sify”) a former subsidiary of Satyam Computer Services is engaged in providing various services such as corporate network and technology services, internet access services, online portal and content offerings.

Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

2.	Summary of Significant Accounting Policies

a)	Principles of Consolidation and Basis of Presentation

The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”). All significant inter-company balances and transactions are eliminated.

Satyam’s investments in business entities in which it does not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income/(loss) in the statement of income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

b)	Interim Information (unaudited)

Interim information presented in the consolidated financial statements has been prepared by the management without audit and in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the balance sheets, statements of income, statements of shareholders’ equity and comprehensive income, and statements of cash flows for the periods shown in accordance with U.S. GAAP.

These financials statements should be read in conjunction with the consolidated financial statements and the related notes included in Satyam’s annual report on Form 20-F for the fiscal year ended March 31, 2004.

c)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, and future obligations under employee benefit

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment (fixed assets). Actual results could differ materially from those estimates.

d)	Foreign Currency Translation

The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the U.S. Dollar, Pound Sterling, Singapore Dollar and Yuan are the functional currencies for its foreign subsidiaries located in U.S., UK, Singapore and China respectively. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using exchange rates prevailing on the date of transaction. Gains or losses resulting from foreign currency transactions are included in the statement of income.

e)	Revenue Recognition

Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.

Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements, require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.

Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Costs associated with such services are not accrued but are recognized when incurred. Satyam has not provided for any warranty costs for the nine months ended December 31, 2004 and 2003 (unaudited) and for the year ended March 31, 2004 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.

In accordance with EITF Topic D 103, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of income.

f)	Cash and Cash Equivalents

Satyam considers all highly liquid investments with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.

g)	Premises, Equipment and Depreciation

Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate. Costs of application software for internal use are generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of income. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.

h)	Software Development Costs

Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.

Research and development expenses charged to income amounted to US$501 thousand and US$471 thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$633 thousand for the year ended March 31, 2004.

i)	Goodwill and Other Intangible Assets

Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Up to March 31, 2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management’s estimate. Satyam has adopted SFAS 142 “Goodwill and Other Intangible Assets” on April 1, 2002 and accordingly goodwill is tested for impairment annually and reviewed for triggering events when circumstances indicate that the carrying amount may not be recoverable, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.

j)	Impairment of Long-lived Assets

Satyam has adopted the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on April 1, 2002. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.

k)	Investments

Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and decline in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.

l)	Cost of Revenues and Selling, General and Administrative Expenses

Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system software, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.

Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion, depreciation on assets, application software costs, rent, repairs, electricity and other general expenses not attributable to cost of revenues.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

m)	Advertising Costs

Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$920 thousand and US$707 thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$957 thousand for the year ended March 31, 2004.

n)	Employee Benefits

i)	Provident Fund

In accordance with Indian law, all employees in India are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contributions are charged to income in the period they are incurred.

ii)	Gratuity Plan

Satyam has a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with Satyam.

Satyam provides for the Gratuity Plan on the basis of actuarial valuation. The entire Gratuity Plan of Satyam Computer Services is unfunded.

iii)	Superannuation Plan

In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the Superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee’s basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.

iv)	Other Benefit Plans

Satyam maintains a 401(k) retirement plan (the “401(k) Plan”) covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.

o)	Income Taxes

In accordance with the provisions of SFAS 109, “Accounting for Income Taxes”, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.

p)	Earnings Per Share

In accordance with the provisions of SFAS 128, “Earnings Per Share”, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for options and warrants, except where the results will be anti-dilutive.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

q)	Stock-Based Compensation

Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro-forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

r)	Derivative financial instruments

     Satyam has adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Satyam enters into forward exchange contracts where the counter party is generally a bank. Satyam purchases forward exchange contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, as amended is marked to market and recognized in earnings immediately.

s)	Recently issued accounting pronouncements

Share-Based Payments

On December 16, 2004, the FASB issued FAS 123R, “Share-Based Payment, an amendment of FASB Statements No. 123 and 95,” that addressed the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and require that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statement of income. The standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. In addition, the statement encourages the use of the “binomial” approach to value stock options, which differs from the Black-Scholes option pricing model that we currently use in the footnotes to our consolidated financial statements.

The revised FAS 123R as issued by FASB will have a significant impact on our consolidated statement of income as Satyam Computer Services, our subsidiaries and our associated companies will be required to expense the fair value of our stock option grants rather than expensing the intrinsic value of stock options as is our current practice. We have not determined which transition method we will use and have not estimated the likely impact.

t)	Reclassifications

Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.

3.	Preferred Stock of Subsidiary

Nipuna issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs. 10 (US$0.22) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs. 10 (US$0.22) per share, in exchange for an aggregate consideration of US$20 million.

As per the agreement, these preference shares are mandatorily convertible into equity shares of Nipuna latest by June 2007, on Nipuna achieving certain targeted revenues and profits earned up to March 31, 2006. If these targeted revenues and profits are not achieved by Nipuna along with other triggering events, the investors have an option to either redeem these preference shares or convert them. Although certain triggering events for early redemption as per the agreement have occurred during the period January 2004 to December 2004 the investors waived the right of early redemption. As of December 31, 2004, management believes that it is probable that these preference shares will be converted rather than redeemed.

If not converted, early converted or redeemed, these convertible preference shares are redeemable on maturity in June 2007 at a redemption premium, which could range in between

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

7.5% to 13.5% p.a. The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs. 10(US$0.22) from the date of issuance of such Preference Shares. The dividends shall be fully cumulative, accumulate and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established hereafter with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares. The dividend on the preference shares for the period ended December 31, 2004 (unaudited) is payable.

4.	Investment in bank deposits

Investment in bank deposits amounting to $399,611 thousand and $316,456 thousand as of December 31, 2004 and 2003 (unaudited) respectively and US$332,133 thousand as of March 31, 2004 represents term deposits placed with banks earning fixed rate of interest with maturities ranging from three months to two years. Interest on investment in bank deposits is recognized on accrual basis.

5.	Premises, Equipment and Depreciation

Premises and equipment at cost less accumulated depreciation consist of:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Freehold land	$5,902	$3,982	$4,179
Leasehold land	1,880	1,786	1,874
Premises	14,113	10,067	12,680
Computers including servers	94,432	76,990	82,279
System software	14,637	12,575	13,594
Office equipment	50,610	43,190	47,254
Furniture and fixtures	32,111	27,670	29,830
Vehicles	5,392	4,014	4,501
Assets under construction	14,721	8,186	7,393

Total	233,798	188,460	203,584
Less: Accumulated depreciation	(153,940)	(123,189)	(135,118)

Premises and equipment, net	$79,858	$65,271	$68,466

Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2 –5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation expense amounted to US$18,244 thousand and US$18,635 thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$24,397 thousand for the year ended March 31, 2004.

6.	Investments

Investments of Satyam consist of available-for-sale securities (“AFS”) and other non-marketable securities.

(US$ in thousands)
	As of December 31		As of
	2004	2003	March 31, 2004
	(unaudited)	(unaudited)
Available-for-sale securities
Cost and fair value	—	$1,324	$2,793
Other investments, at cost	$3,644	3,462	3,633
Less: Provision for impairment	(3,644)	(3,462)	(3,633)

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

(US$ in thousands)
	As of December 31		As of
	2004	2003	March 31, 2004
	(unaudited)	(unaudited)
Investments – Non current	—	$1,324	$2,793

Aggregate proceeds from the sale of available-for-sale securities amounted to US$10,198 thousand and US$876 during the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$1,772 thousand (purchased and sold during the year ended March 31, 2004 for US$1,554 thousand and US$1,535 thousand respectively) for the year ended March 31, 2004.

Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam impaired the entire carrying value of other non-marketable investments as of March 31, 2003 due to adverse changes in the above factors.

7.	Investments in associated companies

The carrying values of investments in various associated companies of Satyam are as follows:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Sify	$21,192	$22,094	$22,258
Satyam Venture	1,881	913	1,182
CA Satyam	739	825	834

Total	$23,812	$23,832	$24,274

Sify

During the year ended March 31, 2003, due to the sale of new shares by Sify to SAIF and VentureTech, Satyam Computer Services’ ownership interest in Sify reduced from 52.51% to 37.15%. Subsequent to December 9, 2002, Satyam Computer Services has accounted for its interest in Sify under the equity method of accounting, primarily due to lack of controlling interest in Sify. In addition, Satyam Computer Services will have no future obligation to fund additional operating or financing requirements of Sify. During the year ended March 31, 2004, due to the sale of new shares by Sify and sale of 1 million Indian equity shares by Satyam Computer Services as per the sponsored ADS program of Sify, Satyam Computer Services’ ownership interest in Sify reduced from 37.15% to 32.04%.

The difference between the carrying value of the investment in Sify as of December 31, 2003 and the sale proceeds amounting to US$2,606 thousand has been accounted for as a gain during the year ended March 31, 2004 in the statement of income.

Further, during the period ended December 31, 2004, Sify issued shares to its employees under Sify’s ESOP plan. As a result, Satyam Computer Services’ ownership interest in Sify reduced from 32.04% to 31.61%. The shares were issued to its employees at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of US$252 thousand, net of taxes during the nine months ended December 31, 2004 (unaudited) has been recorded as an increase in additional paid in capital.

The summarized financial information as to assets, liabilities and results of operations of Sify is presented below:

Balance sheet

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Current assets	$54,423	$44,253	$49,304
Non-current assets	36,790	36,910	38,232
Current liabilities	29,456	20,485	23,630
Net current asset	24,967	23,768	25,675
Shareholders’ equity	60,259	58,836	62,573

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Statement of Operations

(US$ in thousands)
	Nine months ended		Year ended
	December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Revenues	$59,724	$42,829	$61,067
Gross profit	26,960	20,420	28,873
Operating loss	7,201	11,218	12,903
Net loss	4,529	8,496	7,984

Satyam Computer Services’ equity in loss of Sify, net of taxes amounted to US$1,097 thousand and US$2,360 thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$2,230 thousand for the year ended March 31, 2004.

Satyam Venture

On October 28, 1999, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer Services’ equity in the profit / (loss) of Satyam Venture, net of taxes amounted to US$554 thousand and US$(216) thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$(3) thousand for the year ended March 31, 2004.

CA Satyam

On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1,500 thousand each in the joint venture. Satyam Computer Services equity in the loss of CA Satyam, net of taxes amounted to US$76 thousand and US$406 thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$398 thousand for the year ended March 31, 2004.

8.	Income Taxes

The provision for income taxes consists of:

(US$ in thousands)
	Nine months ended		Year ended
	December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Foreign taxes
Current	$13,995	$15,275	$20,205
Deferred	(835)	381	279
Domestic taxes
Current	6,530	2,206	3,355
Deferred	(650)	(1,095)	(1,295)

Aggregate taxes	$19,040	$16,767	$22,544

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to income before provision for income taxes is summarized below:

(US$ in thousands)
	Nine months ended		Year ended
	December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Net income before taxes	$127,649	$101,901	$137,035
Enacted tax rates in India	36.59%	35.88%	35.88%

Computed tax expense	46,710	36,558	49,162
Tax effect due to non-taxable export income	(36,921)	(28,940)	(38,218)
Difference arising from different tax rates in other tax jurisdictions	3,586	5,588	6,985
Difference arising from different tax rates on gain on sale of investments	—	(562)	(562)
Deferred stock- based compensation (non-deductible)	564	381	583
Changes in valuation allowance, including losses of subsidiaries	2,618	2,138	2,456
Effect of tax rate change	7	22	22
Others	2,476	1,582	2,116

Income taxes recognized in the statement of income	$19,040	$16,767	$22,544

The current provision for income taxes, net of payments, were US$11,671 thousand and US$9,728 thousand as of December 31, 2004 and 2003 (unaudited) respectively and US$8,630 thousand as of March 31, 2004. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.

Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Deferred tax assets:
Operating loss carry forwards	$20,326	$16,906	$17,582
Provision for accounts receivable, advances and investments	5,601	3,234	4,016
Premises and equipment	418	465	443
Others	3,159	1,806	2,065

Gross deferred tax assets	29,504	22,411	24,106
Less: Valuation allowance	(20,326)	(16,906)	(17,582)

Total deferred tax assets	9,178	5,505	6,524

Deferred tax liabilities:
Premises and equipment	(3,363)	(2,195)	(3,023)
Provision for accounts receivable and advances	(2,719)	(1,617)	(1,975)
Investments in associated companies and gain on dilution of interest in a subsidiary	(5,651)	(5,913)	(5,734)

Total deferred tax liabilities	(11,733)	(9,725)	(10,732)

Net deferred tax liabilities	$(2,555)	$(4,220)	$(4,208)

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$37,316 thousand and US$37,239 thousand as of December 31, 2004 and 2003 (unaudited) respectively and US$37,173 thousand as of March 31, 2004.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a exemption from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes.

Operating loss carry forwards for tax purposes of Satyam amounts to approximately US$20,326 thousand and US$16,906 thousand as of December 31, 2004 and 2003 (unaudited) respectively and US$17,582 thousand as of March 31, 2004 and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.

Net deferred tax liabilities included in the consolidated balance sheets are as follows:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Current assets — deferred income taxes	$8,760	$5,040	$6,081
Non-current assets — other assets*	418	465	443
Current liabilities — accrued expenses and other liabilities*	(2,719)	(1,617)	(1,975)
Long-term liabilities — Deferred income taxes	(9,014)	(8,108)	(8,757)

Net deferred tax liabilities	$(2,555)	$(4,220)	$(4,208)

* Included in “other assets” and “accrued expenses and other liabilities” respectively.

9. Borrowings

Short-term debts

Satyam had no short term debts outstanding as of December 31, 2004 and 2003 (unaudited) and as of March 31, 2004.

Long-term debts

Long-term debts outstanding comprise of:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Secured debts, representing obligation principally to banks and financial institutions
- 10.75% Rupee loans of SC-Trust, maturing serially through fiscal 2006	$1,979	$2,446	$2,428
Hire Purchase Loans	2,418	1,531	1,754
Total Debt	4,397	3,977	4,182
Less: Current portion of long-term debts	(3,199)	(1,304)	(2,356)

Long-term debts, net of current portion	$1,198	$2,673	$1,826

Rupee loans are secured by equity shares of Satyam Computer Services’ held by the SC-Trust. In May 2003, SC-Trust has repaid its rupee loans maturing in January 2004, amounting to US$1,239 thousand with a interest rate of 13%p.a. and has substituted the same with a new loan of US$1,239 thousand with a fixed interest rate of 10.75% p.a. maturing in July 2005. In March 2003, SC-Trust has repaid one of its rupee loans maturing in March 2004 amounting to US$1,410 thousand with an interest rate of 13%p.a. and has substituted the same with a new loan of US$1,410 thousand with a fixed interest rate of 10.75% p.a. maturing in July 2005. There were no prepayment costs associated with these extinguishments.

Aggregate maturities of long-term debts subsequent to December 31, 2004, are US$1,335 thousand in fiscal 2005, US$2,116 thousand in fiscal 2006, US$784 thousand in fiscal 2007 and US$162 thousand in fiscal 2008.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Unused lines of credit

Unused lines of credit comprise of:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Cash credit and short term debts	$2,542	$7,684	$8,065
Non-fund facilities	15,168	6,154	4,877

Total Unused lines of credits	$17,710	$13,838	$12,942

10. Employee Benefits

The Gratuity Plan

The following table sets forth the status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheets and statements of operations.

(US$ in thousands)
	Nine months ended		Year ended
	December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Accumulated benefit obligation	$3,409	$1,917	$1,948

Change in projected benefit obligation
Projected benefit obligation at beginning of the period	$4,025	$2,481	$2,481
Service cost	1,062	663	889
Interest cost	198	151	203
Actuarial loss	227	111	300
Benefits paid	(116)	(20)	(155)
Effect of exchange rate changes	75	120	307

Projected benefit obligation at end of the period	5,471	3,506	4,025

Change in plan assets
Employer contribution	226	117	162
Benefits paid from plan assets	(226)	(117)	(162)

Fair value of plan assets at end of the period	—	—	—

Funded status of the plans	(5,471)	(3,506)	$(4,025)
Unrecognized transition obligation	—	3	3
Unrecognized net actuarial loss (gain)	992	560	1,221
Amount recognized during the period	(5)	(2)	(4)

Accrued benefit cost	$(4,484)	$(2,945)	$(2,805)

The components of net gratuity costs are reflected below:
Service cost	$1,062	$663	$889
Interest cost	198	151	203
Expected returns on plan assets	—	—	—
Amortization	—	9	12
Amount recognized during the period	16	6	8

Net gratuity costs	$1,276	$829	$1,112

The assumptions used in accounting for the gratuity plan for the nine months ended December 31, 2004 and 2003 (unaudited) and the year ended March 31, 2004 are set out below:

	Nine months ended		Year ended
	December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Discount rate	7.0%	8.0%	7.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Cash Flows

Satyam expects to contribute US$303 thousand to its Gratuity plan during the year ending March 31, 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(US$ in thousands)
For the financial year ended March 31,	Expected contribution
2006	$320
2007	425
2008	569
2009	836
2010 — 2014	$5,753

Provident Fund

Satyam’s contribution towards the Provident Fund amounted to US$4,653 thousand and US$2,294 thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$3,360 thousand for the year ended March 31, 2004.

Superannuation Plan

Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$622 thousand and US$274 thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$421 thousand for the year ended March 31, 2004.

11. Earnings Per Share

Basic earning per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested and unexercised shares held by the SC-Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 286,000 and 391,460 as of December 31, 2004 and 2003 (unaudited) respectively and 58,200 as of March 31, 2004. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.

In addition to the above, the unallocated shares held by SC-Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 1,189,640 and 1,362,460 as of December 31, 2004 and 2003 (unaudited) respectively 1,629,480 as of March 31, 2004.

The components of basic and diluted earnings per share were as follows:

(US$ in thousands except share data)
	Nine months ended		Year ended
	December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Net income	$107,990	$82,152	$111,860
Equity Shares:
Average outstanding shares (in thousands)	315,722	312,740	313,155
Dilutive effect of Associate Stock Options (in thousands)	8,397	25,278	3,902

Share and share equivalents (in thousands)	324,119	338,018	317,057

Earnings per share
Basic	$0.34	$0.26	$0.36
Diluted	$0.33	$0.24	$0.35

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

12. Stock-based Compensation Plans

ASOP plan

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 13,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999 the SC-Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. As and when the SC-Trust issues warrants to eligible associates, the difference between the market price and the exercise price is accounted as deferred stock based compensation and amortized over the vesting period. The warrants vest immediately or vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants. As of December 31, 2004, warrants (net of lapsed and cancelled) to purchase 11,800,060 equity shares have been granted to associates pursuant to ASOP since inception.

ASOP B plan

In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 41,727,140 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. As of December 31, 2004, options (net of lapsed and cancelled) to purchase 27,304,965 equity shares have been granted to associates under this plan since inception.

ASOP ADS plan

In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 2,574,665 ADSs (5,149,330 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These warrants vest over a period of 1-10 years from the grant date. As of December 31, 2004, warrants (net of lapsed and cancelled) for 1,476,025 ADSs representing 2,952,050 equity shares have been granted to associates under the ASOP ADS since inception.

Warrant grants

During the nine months ended December 31, 2004 (unaudited), the SC-Trust issued immediately vesting warrants for 77,040 and warrants for 352,500 (net of nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 8,372,746 (net of 2,074,001 warrants cancelled) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 149,607 ADS representing 299,214 (net of warrants for 102,164 ADS representing 204,328 shares cancelled) shares to associates under the ASOP (ADS) plan.

During the nine months ended December 31, 2003 (unaudited), the SC-Trust issued immediately vesting warrants for 92,500 shares and warrants for 13,300 (net of 11,700 cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 3,633,923 (net of 572,744 warrants cancelled) shares to the associates. During the same period Satyam Computer Services has warrants for 18,776 ADS representing 37,552 equity shares (net of warrants for 64,200 ADS representing 128,400 shares cancelled) to associates under the ASOP (ADS) plan.

During the year ended March 31, 2004, the SC-Trust issued immediately vesting warrants for 92,500 and warrants for 89,500 (net of 11,700 warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the same period, under the ASOP B plan, Satyam Computer Services issued warrants for 4,465,271 (net of 645,528 cancelled) shares to the associates During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 63,143 ADS representing 126,286 (net of warrants for 64,200 ADS representing 128,400 shares cancelled) shares to associates under the ASOP (ADS) plan.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:

	Nine months ended December 31				Year ended March 31
	2004 (unaudited)		2003 (unaudited)		2004
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of equity	Exercise	of equity	Exercise	of equity	Exercise
ASOP Plan	shares	Price	shares	Price	shares	Price
Balance at the beginning of the period	58,200	$1.99	1,167,380	$1.31	1,167,380	$1.31
Granted	429,540	$2.26	117,500	$1.74	193,700	$1.68
Exercised	(201,740)	$2.08	(456,900)	$1.71	(523,140)	$1.81
Cancelled	—	—	(11,700)	$1.81	(11,700)	$1.90
Lapsed	—	—	(424,820)	$1.21	(768,040)	$1.18

Balance at the end of the period	286,000	$2.33	391,460	$1.22	58,200	$1.99

Exercisable at the end of the period	3,500	$2.17	4,800	$1.79	4,600	$1.81
Weighted average fair value of options granted during the period		$7.71		$5.37		$8.72

	Nine months ended December 31				Year ended March 31
	2004 (unaudited)		2003 (unaudited)		2004
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of equity	Exercise	of equity	Exercise	of equity	Exercise
ASOP B	shares	Price	shares	Price	shares	Price
Balance at the beginning of the period	17,510,481	$6.05	14,464,148	$5.33	14,464,148	$5.33
Granted	10,446,747	$7.96	4,206,667	$5.60	5,110,799	$6.33
Exercised	(2,276,407)	$5.03	(1,142,927)	$4.78	(1,418,938)	$5.09
Cancelled	(2,074,001)	$6.60	(572,744)	$5.06	(645,528)	$5.53

Balance at the end of the period	23,606,820	$6.96	16,955,144	$5.64	17,510,481	$6.05

Exercisable at the end of the period	5,757,478	$6.72	2,885,495	$6.62	4,517,111	$6.31
Weighted average fair value of options granted during the period		$7.96		$5.60		$6.33

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

	Nine months ended December 31				Year ended March 31
	2004 (unaudited)		2003 (unaudited)		2004
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of equity	Exercise	of equity	Exercise	of equity	Exercise
ASOP (ADS)	shares	Price	shares	Price	shares	Price
Balance at the beginning of the period	2,362,864	$5.92	2,526,550	$5.08	2,526,550	$5.08
Granted	503,542	$11.71	165,952	$5.74	254,686	$8.65
Exercised	(326,132)	$5.45	(207,120)	$5.17	(289,972)	$5.42
Cancelled	(204,328)	$7.89	(128,400)	$5.15	(128,400)	$5.41

Balance at the end of the period	2,335,946	$7.08	2,356,982	$5.35	2,362,864	$5.92

Exercisable at the end of the period	758,440	$5.46	423,008	$5.18	343,506	$4.91
Weighted average fair value of options granted during the period		$11.71		$5.74		$8.65

Information about number of equity shares representing stock options outstanding as on December 31, 2004 (unaudited)

		Outstanding			Exercisable
		Weighted	Weighted	Number of	Weighted	Number of
		Average	Average	equity shares	Average	equity shares
Range of Exercise Price		Exercise Price	remaining	arising out	Exercise Price	arising out
(per equity share)		(per equity share)	contractual Life	of options	(per equity share)	of options
Rs. 93.00 - Rs. 225.00	$2.15 $5.20	Rs.200.09 $4.62	1.04 years	6,483,849	Rs.197.94 $4.57	2,095,506
Rs.225.00 - Rs.500.00	$5.20 $11.56	Rs.329.19 $7.61	1.77 years	19,371,364	Rs.312.62 $7.22	4,226,395
Rs.500.00 - Rs.656.00	$11.56 $15.16	Rs.605.23 $13.99	2.08 years	373,553	Rs.598.94 $13.84	197,517

The US$ numbers in the above tables have been translated using the closing exchange rate as of December 31, 2004 (unaudited) 1US$= Rs 43.27

Stock based compensation plan of Nipuna

In April 2004, Nipuna established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options were granted at fair value as determined by an independent valuer as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.

During the nine months ended December 31, 2004 (unaudited), Nipuna issued options for 813,578 Equity shares in June 2004 at weighted average exercise price of Rs.80 (US$1.78) being the fair market value per share. No options were exercised during the period.

Deferred stock-based compensation

Satyam Computer Services recognized deferred stock-based compensation of US$2,209 thousand and US$296 thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$762 for the year ended March 31, 2004. Satyam Computer Services amortized and charged to income US$1,543 thousand and US$1,061 thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$1,625 thousand for the year ended March 31, 2004.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Pursuant to APB 25, deferred-stock compensation has been computed as of grant date based on the difference between the exercise price of the warrants and the market price of underlying shares of Satyam Computer Services. Deferred stock compensation is amortized on a graded vesting basis over the vesting period of the warrants.

Additional Disclosure

Had deferred stock based compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro-forma amounts of Satyam’s net income and earnings per share would have been as follows for the nine months ended December 31, 2004 and 2003 (unaudited) and for the year ended March 31, 2004.

(US$ in thousands except per share data)
	Nine months ended		Year ended
	December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Net Income
- As reported	$107,990	$82,152	$111,860
Add: Charge under APB 25	1,543	1,061	1,625
Less: Charge under FAS 123	(15,365)	(18,909)	(25,231)

- Pro forma	$94,168	$64,304	$88,254

Earnings Per Share:
Basic
- As reported	$0.34	$0.26	$0.36
- Pro forma	$0.30	$0.21	$0.28
Diluted
-As reported	$0.33	$0.24	$0.35
-Pro forma	$0.29	$0.19	$0.28

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

The fair value of Satyam Computer Services’ stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.

The following weighted average assumptions were used:

	Nine months ended		Year ended
	December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Dividend yield	0.75%	0.61%	0.61%
Expected volatility	70%	69%	69%
Risk-free interest rate	8%	7%	7%
Expected term (in years)	2.40	2.71	2.69

13. Segmental Reporting

Satyam has adopted SFAS 131; “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

•	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

•	Software Products, product development and creation of propriety software.

Satyam’s operating segment information for the nine months ended December 31, 2004 and 2003 (unaudited) and for the year ended March 31, 2004 based on its new segments are as follows:

Business Segments

(US$ in thousands)
			Software		Consolidated
	IT Services	BPO	Products	Elimination	totals
For nine months ended December 31, 2004 (unaudited)
Revenue — External customers	$563,872	$4,723	—	—	$568,595
Revenue — Inter-segment	697	1,991	—	$(2,688)	—

Total Revenues	564,569	6,714	—	(2,688)	568,595

Operating income/(loss)	123,079	(6,543)	—	—	116,536
Equity in share of losses of associated companies, net of taxes	(619)	—	—	—	(619)
Net income / (loss)	114,979	(6,989)	—	—	107,990
Segment assets	838,583	16,459	34	(16,474)	838,602
Depreciation	17,139	1,105	—	—	18,244
Capital expenditures for long-lived assets	25,738	3,593	—	—	29,331

For nine months ended December 31, 2003 (unaudited)
Revenue — External customers	$400,697	$645	$51	—	$401,393
Revenue — Inter-segment	192	855	72	$(1,119)	—

Total Revenues	400,889	1,500	123	(1,119)	401,393

Operating income / (loss)	89,697	(3,258)	(191)	—	86,248
Equity in share of losses of associated companies, net of taxes	(2,982)	—	—	—	(2,982)
Net income / (loss)	85,580	(3,239)	(189)	—	82,152
Segment assets	660,193	9,613	452	(16,322)	653,936
Depreciation	18,359	273	3	—	18,635
Capital expenditures for long-lived assets	10,895	1,343	—	—	12,238

For the year ended March 31, 2004
Revenue — External customers	$565,028	$1,293	$51	—	$566,372
Revenue — Inter-segment	405	1,097	72	$(1,574)	—

Total Revenues	565,433	2,390	123	(1,574)	566,372

Operating income / (loss)	125,402	(4,055)	(198)	—	121,149
Equity in share of losses of associated companies, net of taxes	(2,631)	—	—	—	(2,631)
Net income / (loss)	116,195	(4,140)	(195)	—	111,860
Segment assets	719,262	9,897	34	(15,425)	713,768
Depreciation	24,006	388	3	—	24,397
Capital expenditures for long-lived assets	15,628	2,436	—	—	18,064

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

Geographic Information

The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

(US$ in thousands)
	Nine months ended December 31				Year ended March 31
	2004 (unaudited)		2003 (unaudited)		2004
	Revenues		Revenues		Revenues
	from external	Long-lived	from external	Long-lived	from external	Long-lived
	customers	assets	customers	assets	customers	assets
North America	$390,743	$3,971	$300,616	$3,812	$414,944	$3,973
Europe	93,366	579	53,215	527	77,790	531
India	20,299	88,358	10,187	74,197	16,050	77,446
Japan	8,532	161	8,247	251	11,108	227
Rest of the World	55,655	2,372	29,128	1,286	46,480	1,825

Total	$568,595	$95,441	$401,393	$80,073	$566,372	$84,002

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment.

14. Related Party Transactions

Related party transactions comprise of

(US$ in thousands)
	Nine months ended		Year ended
	December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Infrastructure and other services provided by Satyam to
Sify, its subsidiaries and associated companies	$40	$62	$72
Satyam Venture	247	1,098	1,225

Total	$287	$1,160	$1,297

Services/Interest received by Satyam from
Sify, its subsidiaries and associated companies	$952	$1,084	$1,439
Satyam Venture	5,327	3,991	5,338

Total	$6,279	$5,075	$6,777

The balances receivable from and payable to related parties are as follows:

(US$ in thousands)
	As of December 31		As of March 31
Amount due from/(to) associated companies	2004	2003	2004
	(unaudited)	(unaudited)
Sify, its subsidiaries and associated companies	$(333)	$(45)	$(257)
Satyam Venture	(2,298)	(1,075)	(1,345)

Total	$(2,631)	$(1,120)	$(1,602)

15. Dividends

Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.

Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the net income available for distribution to equity shareholders was US$124,116 thousand and US$91,097 thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$128,063 thousand for the year ended March 31, 2004.

Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

declared in such year.

16. Goodwill

Goodwill consists of:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Goodwill
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	$23,773	$22,583	$23,702
Satyam Manufacturing Technologies Inc.	3,697	3,511	3,685

Total	27,470	26,094	27,387
Less: Accumulated amortization	(11,887)	(11,292)	(11,851)

Goodwill, net	$15,583	$14,802	$15,536

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and currently primarily relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited by Satyam Computer Services. Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may not be recoverable as provided under FAS 142. Currently there is no impairment of goodwill; however, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

17. Contingencies and Commitments

a) Funding and Warrant commitments — Nipuna

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the 0.05%cumulative convertible redeemable preference shares. Further Satyam Computer Services is required to subscribe to convertible debentures amounting to US$20 million based on certain provisions in the agreement. These convertible debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.

Satyam Computer Services, Nipuna and the investors have also entered into a warrant agreement whereby Nipuna agrees to issue to the Investors, warrants in consideration of and based upon the referral revenues received by Nipuna or its subsidiaries at any time during the period commencing from the date of initial closing and ending in June 2007 from business referred to Nipuna or its subsidiaries by an investor or its affiliates. The investors have rights to purchase from Nipuna ordinary shares which, upon issuance, would constitute 7.5% of the then outstanding equity share capital of Nipuna on a fully diluted basis during the exercise period at the price per share then in effect and subject to other terms and conditions set forth in the agreement. As of December 31, 2004, no warrants have been issued.

b) Bank guarantees

Bank guarantees outstanding are US$7,129 thousand and US$4,405 thousand as of December 31, 2004 and 2003 (unaudited) respectively and US$5,344 thousand as of March 31, 2004. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.

c) Capital commitments

Contractual commitments for capital expenditure pending execution were US$6,411 thousand and US$ 3,877 thousand as of December 31, 2004 and 2003 (unaudited) respectively and US$4,414 thousand as of March 31, 2004.

Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.

d) Operating leases

Satyam has certain operating leases for office premises and guesthouses. Rental expense for operating leases are accounted for on a straight line method. Rental expense amounted to US$8,658 thousand

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

and US$6,601 thousand for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$9,110 thousand for the year ended March 31, 2004.

Future minimum annual lease commitments for non-cancelable lease arrangements, including those leases for which renewal options may be exercised as of December 31, 2004 are US$480 thousand in fiscal 2005, US$1,811 thousand in fiscal 2006, US$1,783 thousand in fiscal 2007, US$1,078 thousand in fiscal 2008 and US$1,385 thousand thereafter.

18. Concentration of Credit Risk

Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Nine months ended		Year ended
	December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Revenues generated from top two customers
Customer I	11.35%	16.01%	14.28%
Customer II	7.68%	10.22%	9.92%
Total revenues from top five customers	30.13%	37.84%	36.45%

19. Financial Instruments

Forward Contracts

Satyam Computer Services enters into forward foreign exchange contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as non-material. The aggregate contracted principal amounts of Satyam Computer Services’s foreign exchange forward contracts (sell) outstanding amounted to US$136,000 thousand and US$47,000 thousand as of December 31, 2004 and 2003 (unaudited) respectively and US$44,500 thousand as of March 31, 2004. Gains/(losses) on foreign exchange forward contracts which are included under the head other income/expense in the statement of income amounted to US$334 thousand (US$2,788 thousand on outstanding forward contracts) and US$2,088 thousand (US$585 thousand on outstanding forward contracts) for the nine months ended December 31, 2004 and 2003 (unaudited) respectively and US$2,361 thousand (US$435 thousand on outstanding forward contracts) for the year ended March 31, 2004. The outstanding forward exchange contracts as of December 31, 2004 mature between one to twelve months.

Fair value

The carrying amounts reported in the balance sheets for cash and cash equivalents, investments in bank deposits trade and other receivables, investments, amounts due to or from related parties, accounts payable and other liabilities approximate their respective fair values due to their short maturity. The approximate fair value of long-term debts, as determined by using current interest rates was US$4,404 thousand and US$3,988 thousand as of December 31, 2004 and 2003 (unaudited) respectively and US$4,189 thousand as of March 31, 2004 as compared to the carrying amounts of US$4,397 thousand and US$3,977 thousand as of December 31, 2004 and 2003 (unaudited) respectively and US$4,182 thousand as of March 31, 2004.

20. Schedules of Balance sheet

a) Cash and Cash Equivalents

The cash and cash equivalents consist of:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Cash and bank balances	$96,621	$60,315	$80,676
Cash equivalents	6,889	8,687	6,054

Cash and cash equivalents	$103,510	$69,002	$86,730

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

b) Accounts receivable and allowance for doubtful debts

Accounts receivable consist of:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Customers (trade)	$173,248	$127,981	$147,142
Related parties	568	491	615
Less: Allowance for doubtful debts	(17,219)	(12,097)	(13,930)

Accounts receivable	$156,597	$116,375	$133,827

The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.

Following are the changes in the allowance for doubtful accounts during the nine months ended December 31, 2004 and 2003 and for the year ended March 31, 2004.

(US$ in thousands)
	Nine months ended		Year ended
	December 31		March 31
	2004	2003	2004
	(unaudited)	(unaudited)
At the beginning of the period/year	$13,930	$9,180	$9,180
Additions	6,246	4,765	6,338
Write-offs, net of recoveries	(3,164)	(2,268)	(2,694)
Change due to foreign exchange	207	420	1,106

At the end of the period/year	$17,219	$12,097	$13,930

c) Prepaid Expenses and Other Receivables

Prepaid expenses and other receivables consist of:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Interest accrued on bank deposits	$17,561	—	$21,074
Prepaid expenses	3,201	$2,569	3,887
Directors liability insurance	487	580	418
Advance for expenses	4,812	5,499	4,614
Loans and advance to employees	3,711	2,980	2,892
Other advances and receivables	1,496	4,326	1,616
Less: Allowance for doubtful advances	(1,663)	(1,261)	(1,596)

Prepaid expenses and other receivables	$29,605	$14,693	$32,905

Prepaid expenses principally include the un-expired portion of annual rentals paid for use of leased telecommunication lines, satellite link charges, and insurance premiums.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

d) Other Assets

Other assets consist of:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Interest accrued on bank deposits	—	$15,996	—
Deposits	$9,195	5,677	$6,901
Loans and advances to employees due after one year	885	875	902
Deferred taxes on income	418	465	443
Others	2,036	1,011	1,599
Less: Allowance for doubtful advances	(1,575)	(1,496)	(1,571)

Other Assets	$10,959	$22,528	$8,274

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$312 thousand and US$152 thousand as of December 31, 2004 and 2003 (unaudited) respectively and US$294 thousand as of March 31, 2004. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.

e) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of:

(US$ in thousands)
	As of December 31		As of March 31
	2004	2003	2004
	(unaudited)	(unaudited)
Accrued expenses	$30,764	$24,802	$21,791
Unclaimed dividend	1,393	1,050	827
Provision for taxation, net of payments	11,671	9,728	8,630
Provision for gratuity and unutilized leave	6,499	4,338	4,935
Deferred taxes on income	2,719	1,617	1,975
Others	8,728	6,248	8,516

Accrued expenses and other current liabilities	$61,774	$47,783	$46,674

21. Restatement of financial statements

Satyam has restated beginning shareholder’s equity as of March 31, 2001 and shareholder’s equity and net income as of and for the years ended March 31, 2003 and 2002, to reflect the impact on deferred tax liabilities and income taxes of Satyam’s equity in the losses of Sify. Such impact was not previously recognized. The effects of these adjustments as of December 31, 2003 (unaudited) are as follows:

(US$ in thousands)
As of December 31
(unaudited)
Shareholder’s equity as previously reported	$544,955
Reduction in deferred tax liabilities	27,905
Shareholder’s equity as restated	$572,860

Satyam recognized a deferred tax liability of US$36,920 thousand as at March 31, 2001 for the outside basis difference between the book carrying value and tax basis of its investment in Sify. This outside basis difference was generated from the increase in the book carrying value of Satyam’s investment in Sify resulting from Sify’s issuance of its shares to third parties. In subsequent periods, Satyam recognized its equity in the losses of Sify as a reduction in the book carrying value of its investment and as a charge to the income statement. However, Satyam did not recognize the tax benefit resulting from the decrease in the outside basis difference deferred tax liability.

Satyam Computer Services Limited
Notes to the Consolidated Financial Statements

22. Subsequent Events

Sponsored ADS

On December 8, 2004, the Board of Directors of Satyam Computer Services approved a proposed Sponsored American Depository Shares (ADS) program. The proposed secondary offering in the United States of America to be offered on account of the selling shareholders shall not exceed 30 million equity shares, (equivalent to 15 million ADSs) including green shoe option, if any. As required under the Indian Companies Act, 1956, Satyam Computer Services obtained approval from its shareholders at an Extraordinary General Meeting held on January 7, 2005.

Nipuna’s Borrowing

On January 6, 2005, Nipuna has obtained a letter of sanction from a bank for long term borrowings to the extent of US$ 20 million with a interest rate of 0.95% above LIBOR. As per the terms of the sanction, Nipuna has to draw the funds by September 30, 2005. The borrowing is repayable in 3 years from each drawal of the borrowing. Nipuna intends to draw the funds as per the approval.